



07020733

January 20, 2007

0820342

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SUPPL

Dear Sir,

SUB : SECRETARIAL AUDIT REPORT

Please find enclosed herewith the Secretarial Audit Report issued by the Practicing Company Secretary of the Company, for the quarter ended **31st December, 2006.**

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General Manager &
Company Secretary

Encl : as above.

PROCESSED

FEB 0 5 2007

THOMSON
FINANCIAL

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. ● Tel.: 6662 6666 ● Fax : 2422 7586 / 2436 2516

Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. ● Tel.: 6691 7000 ● Fax : 6691 7050 / 7070

Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) ● Tel.: Plprl (05446) 252079 ● Fax : (05446) 252107 / 427

Ref. No._____   Date _____

SECRETARIAL AUDIT REPORT

1	For Quarter Ended	31/12/2006
2	ISIN	INE038A01012
3	Face Value	Rs. 1/-
4	Name of the Company	HINDALCO INDUSTRIES LIMITED
5	Registered Office Address	Century Bhavan,3rd Floor,Dr A.B.Road,Worli,Mumbai 400 025
6	Correspondence Address	Same as above
7	Telephone & Fax Nos.	Tel: 91-22 6662 6666 Fax: 91-22 2422 7586 / 24362516
8	Email address	amalik@adityabirla.com
9	Names of the Stock Exchanges where the company's securities are listed:	The Stock Exchange, Mumbai and NSE.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	*115,92,69,001	100
11	Listed Capital (Exchange-wise) (as per company records)	*115,92,69,001	100

*Includes 23,15,21,031 Partly Paid Up Shares.

12	Held in demaerialised form in CDSL	8,96,64,234	7.73
13	Held in demaerialised form in NDSL	90,70,49,085	78.24
14	Physical	16,25,55,682	14.03
15	Total No. of shares (12+13+14)	115,92,69,001	

16 Reasons for difference, if any, between (10 & 11), (10 & 15), (11 & 15):   N/A

17 Certifying the details of changes in share capital during the quarter under consideration as as per Table below:

Particulars*	No. of shares	Applied/ NotApplied for listing	Listed on Stock Exchanges (Specify Names)		whether intimated to NSDL	In-prin. appr. pending for SE (Specify Names)
--	--	--	--	--	--	--

*Rights, Bonus, Preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).



18   Reference of the previous quarter with regards to excess dematerialised shares, if any: NIL

19   Has the company resolved the matter mentioned in point no. 19 above in the current
      quarter ? If not, reason why ?   NOT APPLICABLE

20   Register of Members is updated (Yes / No)   Yes
      If not, updated upto which date

21   Mention the total no. of requests, if any confirmed after 21 days and the total no. of requests pending
      beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	Shares	Reasons for delay
Confirmed after 21 Days	—	—	—
Pending for more than 21 Days	—	--	—

22   Name, Telephone & fax No. of the Compliance Officer of the Co.

Mr. Anil Mallik
Tel: 6662 6666 Fax: 2422 7586.

23   Name, Telephone & fax No, Regn. No. of the Auditor.

Mr. Mahesh Soni
Tel:2205 4104, 98202 20451
FCS : 3706, COP : 2324

24   Appointment of common agency for share registry work

      THE COMPANY IS HAVING IN-HOUSE CONNECTIVITY FOR BOTH PHYSICAL & DEMAT MODE
      OF TRANSFERS.

25   Any other detail that the Auditor may like to provide (e.g. BIFR company, delisting from SE,
      company changed its name etc.)

The Company has got its Shares delisted from Delhi, Chennai and Kolkatta Stock Exchanges.

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706 , COP : 2324

MUMBAI
9th January, 2007